KIRKLAND LAKE ANNOUNCES RESULTS OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Toronto, Ontario - May 7, 2021 - Kirkland Lake Gold Ltd. ("Kirkland Lake Gold" or the "Company") (TSX:KL) (NYSE:KL)(ASX:KLA) reports that at the annual general meeting of shareholders held on May 6, 2021, all resolutions proposed to shareholders were duly passed.

Based on proxies received, 187,602,914 common shares of the Company, representing 70.25% of the Company's issued and outstanding common shares as at the record date were voted, and the following individuals were elected as directors of the Company until the next annual meeting of shareholders. The results are set out below:

Name of Nominee	Votes cast FOR	% Votes cast FOR	Votes WITHHELD	% of Votes WITHHELD
Jonathan Gill	157,320,919	92.26%	13,199,115	7.74%
Peter Grosskopf	143,687,337	84.26%	26,832,697	15.74%
Ingrid Hibbard	126,865,542	74.40%	43,654,493	25.60%
Arnold Klassen	116,672,376	68.42%	53,847,658	31.58%
Elizabeth Lewis-Gray	158,321,538	92.85%	12,198,497	7.15%
Anthony Makuch	170,353,503	99.90%	166,532	0.10%
Barry Olson	158,337,723	92.86%	12,182,311	7.14%
Jeff Parr	124,673,492	73.11%	45,846,543	26.89%

In addition: (i) KPMG LLP, Chartered Accountants were appointed as the Company's auditors for the ensuing year; and (ii) a non-binding advisory resolution on the Company's approach to executive compensation was passed by a majority of shareholders. For detailed voting results on each resolution, please refer to the Company's Report of Voting Results filed on SEDAR at www.sedar.com.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a senior gold producer operating in Canada and Australia that is targeting 1,300,000 - 1,400,000 ounces of production in 2021. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website at www.kl.gold.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director

Phone: +1 416-840-7884, E-mail: tmakuch@kl.gold

Mark Utting, Senior Vice-President, Investor Relations
Phone: +1 416-840-7884, E-mail: mutting@kl.gold